Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of New Duke Holdco, Inc. on Form S-4 Amendment 3 File No. 333-260174 of our report dated March 31, 2021, except for the effects of the restatement discussed in Note 2 as to which the date is May 13, 2021, with respect to our audits of the consolidated financial statements of Golden Nugget Online Gaming, Inc. as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, which report appears in the joint information statement/prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such joint information statement/prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

December 7, 2021